UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No.)*

                       Oracle Healthcare Acquisition Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.0001 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    68402M201
                                    ---------
                                 (CUSIP Number)

                                  March 2, 2006
                                  -------------
                      (Date of Event which Requires Filing
                               of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [X] Rule 13d-1(d)



  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------------------               -------------------------
CUSIP No. 68402M201                           13G       Page  2 of 8  Pages
----------------------------------------               -------------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Larry N. Feinberg
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
                                                                     (b) [X]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY
---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------- ----- ----------------------------------------------------
                         5  SOLE VOTING POWER

                            0
                      ----- ----------------------------------------------------
NUMBER OF SHARES         6  SHARED VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING           2,374,999
PERSON WITH           ----- ----------------------------------------------------
                         7  SOLE DISPOSITIVE POWER

                            0
                      ----- ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            2,374,999
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,374,999 (see Item 4)
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

           [ ]
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           12.7% (see Item 4)
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------
                       *SEE INSTRUCTION BEFORE FILLING OUT

----------------------------------------               -------------------------
CUSIP No. 68402M201                           13G       Page  3 of 8  Pages
----------------------------------------               -------------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           LNF OHAC LLC
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
                                                                     (b) [X]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY
---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------- ----- ----------------------------------------------------
                         5  SOLE VOTING POWER

                            0
                      ----- ----------------------------------------------------
NUMBER OF SHARES         6  SHARED VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING           937,500
PERSON WITH           ----- ----------------------------------------------------
                         7  SOLE DISPOSITIVE POWER

                            0
                      ----- ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            937,500
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           937,500 (see Item 4)
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

           [ ]
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           5.0% (see Item 4)
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           OO
---------- ---------------------------------------------------------------------
                       *SEE INSTRUCTION BEFORE FILLING OUT

----------------------------------------               -------------------------
CUSIP No. 68402M201                           13G       Page  4 of 8  Pages
----------------------------------------               -------------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Oracle Healthcare Holding LLC
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
                                                                     (b) [X]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY
---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------- ----- ----------------------------------------------------
                         5  SOLE VOTING POWER

                            0
                      ----- ----------------------------------------------------
NUMBER OF SHARES         6  SHARED VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING           1,437,499
PERSON WITH           ----- ----------------------------------------------------
                         7  SOLE DISPOSITIVE POWER

                            0
                      ----- ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            1,437,499
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,437,499 (see Item 4)
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

           [ ]
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           7.7% (see Item 4)
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           OO
---------- ---------------------------------------------------------------------
                       *SEE INSTRUCTION BEFORE FILLING OUT

Item 1(a)           Name of Issuer:
                    --------------

                    Oracle Healthcare Acquisition Corp.

Item 1(b)           Address of Issuer's Principal Executive Offices:
                    -----------------------------------------------

                    200 Greenwich Avenue, 3rd Floor
                    Greenwich, CT 06830

Items 2(a)          Name of Person Filing:
                    ---------------------

                    This statement is filed by Larry Feinberg with respect to shares of Common Stock, par value $0.0001 per share ("Common Stock"), beneficially owned by Larry N. Feinberg, LNF OHAC LLC and Oracle Healthcare Holding LLC.


Item 2(b)           Address of Principal Business Office:
                    ------------------------------------

                    The address of the principal business office of Mr. Feinberg, LNF OHAC LLC and Oracle Healthcare Holding LLC is 200 Greenwich Avenue, 3rd Floor, Greenwich, CT 06830.

Item 2(c)           Citizenship:
                    ------------

                    Mr. Feinberg is a United States citizen. LNF OHAC LLC and Oracle Healthcare Holding LLC are Delaware limited liability companies.

Item 2(d)           Title of Class of Securities:
                    ----------------------------

                    Common Stock, par value $0.0001 per share

Item 2(e)           CUSIP Number:
                    ------------

                    68402M201

Item 3              Not Applicable

Item 4              Ownership:
                    ---------

                    The percentages used herein are calculated based upon the Shares issued and outstanding as reported on the Issuer's prospectus on Form 424B4 filed on March 3, 2006.

                    As of the close of business on March 31, 2006:

                    1. Larry N. Feinberg
                    (a)    Amount beneficially owned: 2,374,999
                    (b)    Percent of class: 12.7%
                    (c)(i) Sole power to vote or direct the vote: -0-
                    (ii)   Shared power to vote or direct the vote: 2,374,999
                    (iii)  Sole power to dispose or direct the disposition: -0-
                    (iv)   Shared power to dispose or direct the disposition:
                           2,374,999

                    2. LNF OHAC LLC
                    (a)    Amount beneficially owned: 937,500
                    (b)    Percent of class: 5.0%
                    (c)(i) Sole power to vote or direct the vote: -0-
                    (ii)   Shared power to vote or direct the vote: 937,500
                    (iii)  Sole power to dispose or direct the disposition: -0-
                    (iv)   Shared power to dispose or direct the disposition:
                           937,500

                    3. Oracle Healthcare Holding LLC
                    (a)    Amount beneficially owned: 1,437,499
                    (b)    Percent of class: 7.7%
                    (c)(i) Sole power to vote or direct the vote: -0-
                    (ii)   Shared power to vote or direct the vote: 1,437,499
                    (iii)  Sole power to dispose or direct the disposition: -0-
                    (iv)   Shared power to dispose or direct the disposition:
                           1,437,499


                    Mr. Feinberg owns directly no shares of Common Stock. Mr. Feinberg is the managing member of LNF OHAC LLC and Oracle Healthcare Holding LLC. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, each of (i) LNF OHAC LLC and Mr. Feinberg may be deemed to beneficially own 937,500 shares of Common Stock (constituting approximately 5.0% of the Common Stock outstanding), and (ii) Oracle Healthcare Holding LLC and Mr. Feinberg may be deemed to beneficially own 1,437,499 shares of Common Stock (constituting approximately 7.7% of the Common Stock outstanding). Each of Mr. Feinberg, LNF OHAC LLC and Oracle Healthcare Holding LLC disclaim beneficial ownership of any of the securities covered by this statement.

Item 5              Ownership of Five Percent or Less of a Class:
                    --------------------------------------------

                    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Item 6              Ownership of More than Five Percent on Behalf of Another
                    --------------------------------------------------------
                    Person:
                    ------

                    Not Applicable

Item 7              Identification and Classification of the
                    ----------------------------------------
                    Subsidiary Which Acquired the Security Being
                    --------------------------------------------
                    Reported on By the Parent Holding Company:
                    -----------------------------------------

                    Not Applicable

Item 8              Identification and Classification of Members
                    ---------------------------------------------
                    of the Group:
                    ------------

                    Not Applicable

Item 9              Notice of Dissolution of Group:
                    ------------------------------

                    Not Applicable

Item 10             Certification:
                    -------------

         By signing below the signatory certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 3, 2006

LNF OHAC LLC


By: /s/ Larry N. Feinberg
   -----------------------------------------
Name:  Larry N. Feinberg
Title: Managing Member


By: /s/ Larry N. Feinberg
   -----------------------------------------
Name:  Larry N. Feinberg
Title: Managing Member


/s/ Larry N. Feinberg
-----------------------------------------
    Larry N. Feinberg